UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 27, 2016

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant's name into English)

Cumberland House

5th Floor, 1 Victoria Street,

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2016 Annual Meeting of Shareholders on May 24, 2016. The following persons were elected Class III Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Brian Dunne	16,516,295	3,599,874	0	0
Reginald Jones	11,362,753	8,753,416	0	0
Curtis McWilliams	19,733,533	382,636	0	0

The other members of the board of directors are: Class I Directors Albert Enste and Dr. Peter Swift (terms expiring at the 2017 Annual Shareholder Meeting), and Class II Directors Anthony Gurnee, Niall McComiskey and Robert McIlwraith (terms expiring at the 2018 Annual Shareholder Meeting).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206501) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED SEPTEMBER 24, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 27, 2016	By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer, Director
Principal Executive Officer